        As filed with the Securities and Exchange Commission on December 17, 2003

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2003

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
...................................................N/A.......................................................................................................................................

NOMINATION PROCESS FOR 2004 AGM

In accordance with the approval at the Annual General Meeting of Tele2 AB in May 2003, the nomination group of representatives from the three shareholding families of Stenbeck, Klingspor and von Horn, and the CEO’s of the shareholding companies Industriförvaltnings AB Kinnevik and Invik & Co. AB, has informed Tele2 that the nomination group for the 2004 AGM is being chaired by Cristina Stenbeck.

Shareholders who would like to suggest representatives for the Tele2 Board of Directors can contact:

E-mail:agm@tele2.se
Letter:AGM Tele2
           Box 2094
           SE-103 13 Stockholm
           Sweden

The annual general meeting of Tele2 will be held on Wednesday, 12 May 2004.

Tele2 AB, formed in 1993, is the leading alternative and profitable pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 20.4 million people in 23 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

Visit us at our homepage: http://www.Tele2.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:

Date: December 17, 2003